Mail Stop 4561

December 23, 2008

Nancy Straus Sundheim
Senior Vice President, General Counsel and Secretary
Unisys Corporation
Unisys Way
Blue Bell, PA 19424

> **Re:** **Unisys Corporation**
> **Registration Statement on Form S-3**
> **Filed November 26, 2008**
> **File No. 333-155735**
>
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-08729**

Dear Ms. Sundheim:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3 filed November 26, 2008

Calculation of Registration Fee

1. We note that the registration fee table indicates that you are relying on Rule 415(a)(6) to include $440 million worth of unsold securities that had been

previously registered on a Form S-3 filed April 5, 2002 (File No. 333-85650) in the pending registration statement. We note further that based on the fee table of the prior registration statement, the amount to be registered was $1,350 million. However, the cover page of the prior registration statement indicates an amount of $1,500 million. Please clarify the source of the additional $150 million worth of securities. Further, please confirm that you have paid all of the registration fees for the unsold securities covered by the earlier registration statement that are included in the pending registration statement.

Annual Report on Form 10-K filed February 29, 2008

Item 9A. Controls and Procedures, page 7

2.   We note the conclusion of your certifying officers in your Form 10-K that your disclosure controls and procedures were not effective and that management identified a material weakness in internal control over financial reporting as of December 31, 2007. We note similar disclosure in your Forms 10-Q for the quarters ended September 30, June 30 and March 31, 2008. You disclose the measures implemented during the applicable quarter to improve your internal control over financial reporting and indicate that this material weakness had not been remedied as of the end of the applicable periods. In future filings, please provide an estimated timetable for remediation and any associated material costs.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. If you require further assistance you may contact me at 202-551-3457.

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor

cc: Via Facsimile (212) 455-2502
        Rise B. Norman, Esq.
        Simpson Thacher & Bartlett LLP